UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                      SEC File Number: 333-46828

                                                       CUSIP Number: 58409R 10 5

(Check one:)

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

      For Period Ended: September 30, 2004

      [ ] Transition Report on Form 10-K

      [ ] Transition Report on Form 20-F

      [ ] Transition Report on Form 11-K

      [ ] Transition Report on Form 10-Q

      [ ] Transition Report on Form N-SAR

      For the transition period ended: Not applicable

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

                                 Medeorex, Inc.
                             Full Name of Registrant

                                 Clixtix, Inc.
                            Former Name if Applicable

                          825 Third Avenue, 40th Floor
            Address of Principal Executive Office (Street and Number)

                            New York, New York 10022
                            City, State and Zip Code

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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

      Although the Registrant has been working diligently to prepare its financial statements for the three months ended September 30, 2004, and such financial statements have been substantially completed, the Registrant has not finalized such financial statements and is unable to file its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004 within the prescribed period without unreasonable effort or expense. The Registrant is continuing to compile financial information and expects to file its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004 on or before November 22, 2004.

PART IV - OTHER INFORMATION

         (l) Name and telephone number of person to contact in regard to this notification.

       Jay Green                                         212-838-2585
-----------------------------------             --------------------------------
        (Name)                                   (Area code) (Telephone Number)


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      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      On September 13, 2004, the Registrant acquired MDRX, Inc. (f/k/a Medeorex, Inc.), a privately held Delaware corporation operating in the health and pharmaceutical services industries. This transaction was approved by the Registrant's Board of Directors and by the written consent of 92.9% of the Registrant's shareholders and all of MDRX's shareholders. Also on September 13, 2004, the Registrant divested all its assets and liabilities associated with its theatre ticket business to Aisle Seats, Inc., a corporation controlled by the Registrant's former President. This transaction was also approved by the Registrant's Board of Directors and by the written consent of 95.2% of the Registrant's shareholders. As a result of such transactions, the Registrant incurred a net loss of approximately $169,000 for the three months ended September 30, 2004, as compared to a net income of approximately $13,500 for the three months ended September 30, 2003.


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                                 Medeorex, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    November 15, 2004            By:  /s/ Dr. Jack Kachkar
     ----------------------                -------------------------------------
                                               Dr. Jack Kachkar
                                               Chairman and President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).